

October 26, 2010

<u>Via U.S. Mail</u>

Mr. John L. Threshie, Jr.
President
The Tirex Corporation
1771 Post Road East
Westport, CT   06880

      RE: **The Tirex Corporation**
              Item 4.02 Form 8-K
              Filed September 28, 2010
              File No. 33-17598-NY

Dear Mr. Threshie:

      We have completed our review of your filings and have no further comments at this time.

              Sincerely,

              Kevin Vaughn
              Accounting Branch Chief